UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PURE BIOSCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

74621T209
(CUSIP Number of Common Stock Underlying Warrants)

Henry R. Lambert
Chief Executive Officer
1725 Gillespie Way
El Cajon, California 92020
Phone: (619) 596-8600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Jeffrey C. Thacker, Esq.
Ryan J. Gunderson, Esq.

Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

3570 Carmel Mountain Rd., Suite 200
San Diego, California 92130
Tel: (858) 436-8064
Fax: (877) 881-9192

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)(3)
$9,120,187	$1,057.03

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 7,664,022 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 4,104,980 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on August 29, 2014, as amended; (ii) outstanding warrants to purchase 1,986,101 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on November 23, 2015, as amended and (iii) outstanding warrants to purchase 1,572,941 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on January 23, 2017. The transaction value is calculated pursuant to Rule 0-11 using $1.19 per share of common stock, which represents the average of the high and low sales price of the common stock on August 22, 2017, as reported by the OTCQB.

(2)	Calculated by multiplying the transaction value by 0.0001159.
(3)	Previously Paid

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,057.03
Form or Registration Number: Schedule TO-I
Filing Party: Pure Bioscience, Inc.
Date Filed: August 25, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No.1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2017 (the “Schedule TO”) in order to amend Item 2 to correct the date of Subsequent Expiration Date.

This Amendment only amends the item of the Schedule TO that is being amended hereby and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment should be read in conjunction with the Schedule TO and all exhibits thereto.

Item 2. SUBJECT COMPANY INFORMATION.

Item 2(b) of Schedule TO is hereby amended as follows to correct the date of the Subsequent Expiration Date:

(b)	As of August 17, 2017, the Company has: (i) outstanding warrants to purchase 4,104,980 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on August 29, 2014, as amended (the “2014 Warrants”); (ii) outstanding warrants to purchase 1,986,101 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on November 23, 2015, as amended (the “2015 Warrants”) and (iii) outstanding warrants to purchase 1,572,941 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on January 23, 2017 (the “2017 Warrants”, and together with the 2014 Warrants and the 2015 Warrants, the “Original Warrants”).

Pursuant to the Offer to Amend and Exercise, the Original Warrants will be amended (the “Amended Warrants”) to: (i) reduce the exercise price of the 2014 Warrants from $0.75 per share to $0.60 per share of common stock in cash, (ii) reduce the exercise price of the 2015 Warrants from $0.45 per share to $0.40 per share of common stock in cash, (iii) reduce the exercise price of the 2017 Warrants from $1.25 per share to $0.85 per share of common stock in cash, (iv) shorten the exercise period of the Original Warrants so that they expire concurrently with the expiration of the Offer to Amend and Exercise at 5:00 p.m. (Pacific Time) on September 25, 2017, as may be extended by the Company in its sole discretion (“Expiration Date”) unless extended until the Subsequent Expiration Date (as defined below), (v) delete the cashless exercise provisions in the Original Warrants and (vi) delete the price-based anti-dilution provisions contained in the 2015 Warrants.

Additionally, the Company is requesting the holders of a majority of the shares issuable upon exercise of the 2014 Warrants (the “2014 Requisite Majority”), 2015 Warrants (the “2015 Requisite Majority”) and 2017 Warrants (the “2017 Requisite Majority”) to approve an amendment of all of the outstanding 2014 Warrants, 2015 Warrants and 2017 Warrants, respectively, to amend such Original Warrants in the same manner as set forth above (the “Aggregate Warrant Amendment”), except the Expiration Date shall be extended until October 10, 2017 (the “Subsequent Expiration Date”).

Pursuant to the terms of the Original Warrants, if the 2014 Requisite Majority, 2015 Requisite Majority and/or 2017 Requisite Majority approves the amendment to the outstanding 2014 Warrants, 2015 Warrants and/or 2017 Warrants, respectively, the amendments set forth above will apply to all of the outstanding 2014 Warrants, 2015 Warrants and/or 2017 Warrants, respectively, regardless of whether or not the individual holder of the Original Warrant voted in favor of the Aggregate Warrant Amendment. In such case, each holder of an Original Warrant, as applicable, must exercise its Original Warrant by the Subsequent Expiration Date or the Amended Warrant held by such holder will expire unexercised by its amended terms.

Other than set forth above, the terms of the Original Warrants will remain unmodified and in full force and effect

As of June 30, 2017, the Company had: (i) 62,943,153 shares of common stock outstanding; (ii) outstanding warrants to purchase 8,539,952 shares of common stock (comprised of the Original Warrants and other outstanding warrants); (iii) outstanding options to purchase 5,308,832 shares of common stock; and (iv) 1,110,000 shares of common stock issuable upon vesting of restricted stock units under the Plan. In addition, the Company has reserved an additional 560,971 shares of common stock for issuance pursuant to the Company’s Amended and Restated 2007 Equity Incentive Plan (the “Plan”).

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)*	Letter to Holders of Original Warrants

	(1)(B)*	Offer to Amend and Exercise

	(1)(C)*	Form of Election to Participate and Exercise Warrant and Approve Aggregate Warrant Amendment Offer

	(1)(D)*	Form of Notice of Withdrawal

	(1)(E)*	Form of Notice of Approval of Aggregate Warrant Amendment Offer

	(1)(F)*	Form of 2014 Amended Warrant

	(1)(G)*	Form of 2015 Amended Warrant

	(1)(H)*	Form of 2017 Amended Warrant

	(5)(A)*	Annual Report on Form 10-K containing audited financial statements for the fiscal years ended July 31, 2016 and 2015 (as filed with the SEC on October 27, 2016 and incorporated herein by reference)

	(5)(B)*	Quarterly Report on Form 10-Q for the quarter ended October 31, 2016 (as filed with the SEC on December 14, 2016 and incorporated herein by reference)

	(5)(C)*	Quarterly Report on Form 10-Q for the quarter ended January 31, 2017 (as filed with the SEC on March 2, 2017 and incorporated herein by reference)

	(5)(D)*	Quarterly Report on Form 10-Q for the quarter ended April 30, 2017 (as filed with the SEC on June 8, 2017 and incorporated herein by reference)

	(5)(E)*	Form of 2014 Warrant (incorporated by reference to Exhibit 4.1 to the Company’ Current Report on Form 8-K, as filed with the SEC on August 27, 2014)

	(5)(F)*	Form of 2015 Warrant (incorporated by reference to Exhibit 4.11 to the Company’ Annual Report on Form 10-K, as filed with the SEC on October 28, 2015)

	(5)(G)*	Form of 2017 Warrant (incorporated by reference to Exhibit 4.1 to the Company’ Current Report on Form 8-K, as filed with the SEC on December 7, 2016)

	(5)(H)*	Post-Effective No. 1 to Registration Statement on Form S-1 (File No. 333-215915), filed on or about the date of this Schedule TO, which registers the issuance of the shares of common stock underlying the 2017 Warrants (as filed with the SEC on February 6, 2017 and incorporated herein by reference)

(b)	Not applicable.

(d)	(1)* Registration Rights Agreement, dated October 8, 2015, by and between the Company and the purchaser party thereto (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K, as filed with the SEC on October 28, 2015)

(2)* Registration Rights Agreement, dated December 1, 2016, by and between the Company and the parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 7, 2017)

(3)* Engagement Agreement, dated as of August 21, 2017, by and between the Company and Garden State Securities Inc.

(g)	None.

(h)	None.
*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PURE BIOSCIENCE, INC.

	By:	/s/ Henry R. Lambert
	Name:	Henry R. Lambert
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: September 6, 2017